Exhibit 99.1

ReneSola and Pristine Sun to Form Joint Venture to Accelerate U.S. Project Development

Total pipeline over 300 MW with 150 MW to be completed by 2016

JIASHAN, China, August 5, 2015 -- ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (www.renesola.com), a leading brand and technology provider of energy efficient products, today announced that it has entered into a definitive agreement with Pristine Sun, LLC (“Pristine Sun”), a leading San Francisco-based solar project developer, to form a joint-venture, Baynergy, LLC (“Baynergy”), to develop, build and operate over 300 MW of solar projects in the United States, including many distributed generation projects.

Under the terms of the agreement, ReneSola will hold a majority equity interest in the joint venture while Pristine Sun may own up to 49 percent equity interest dependent on meeting certain conditions. Baynergy initially will own solar projects in various development stages and will continue to develop, build and operate a total solar project pipeline of 300 MW. The joint venture has an initial target of 150 MWof solar projects to be in operation by the end of 2016.

“Our partnership with Pristine Sun brings together two leaders in the renewable energy sector and reflects significant progress in our strategic shift to downstream initiatives,” said Mr. Xianshou Li, chief executive officer of ReneSola. “The U.S. market is full of tremendous opportunities in the downstream project sector with 25 gigawatts projected to be constructed in the commercial and utility space in the next five years. We believe we can capitalize on these opportunities and grow the joint venture by leveraging ReneSola’s global reputation, network, high-quality green energy products and solar project execution. This, combined with Pristine Sun’s strong combination of a dynamic management team with extensive solar project experience and an expansive portfolio of quality solar projects throughout the United States, provides the foundation for a dynamic and effective partnership,” added Mr. Li.

“We are experiencing fantastic growth at Pristine Sun,” said Troy Helming, chief executive officer of Pristine Sun. “Our partnership with ReneSola to develop solar PV projects in the U.S. continues our tradition of working with leading industry players to develop, build and operate a deep pipeline of quality renewable energy projects. Capturing synergies from ReneSola’s global platform and high product quality and Pristine Sun’s in-depth U.S. market expertise, Baynergy is expected to accelerate efforts in promoting the use of renewable energy in local communities and yield healthy returns for investors of both companies.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

About Pristine Sun

Founded in 2009, Pristine Sun is majority owned by its approximately 50 employees and is headquartered in San Francisco, California. Pristine Sun is an independent power producer (“IPP”), a full service energy procurement and construction company, and a leading developer of whole sale distributed generation photovoltaic solar energy projects in the U.S., with 15 such projects that are owned and operated by the Company. Pristine Sun developed and constructed over $100 million of photovoltaic solar energy projects in 2013 and 2014. The Baynergy transaction monetizes 150 MW of Pristine Sun’s 1,000 MW (1 GW) pre-2017 project pipeline. Pristine Sun has an internally sourced pipeline of 16.7 GW of which site control has been achieved on 7.7 GW. Whitehall Capital Markets, LLC, member FINRA/SIPC, provided advisory services to Pristine Sun over the course of the joint venture transaction.

For more information, please visit http://www.pristinesun.com.

For investor and media inquiries, please contact:

ReneSola

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 105

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6139

E-mail: sol@ogilvy.com

In the United States:

Naveed Hasan

ReneSola America

Tel:+1 (510) 415-0835

E-mail: marketing.us@renesola.com

Ogilvy Financial, U.S.

Tel: +1 (646) 867-1888

E-mail: sol@ogilvy.com

Pristine Sun

Edward Stern

Pristine Sun, LLC

Tel: +1 (415) 463-7678

E-mail: edward.stern@pristinesun.com